UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934


                       BUCYRUS-ERIE COMPANY
                         (Name of Issuer)

                   COMMON STOCK, $.01 PAR VALUE
                  (Title of Class of Securities)

                             118902105
                           (CUSIP Number)

Mikael Salovaara              with a copy to:  Matthew Gluck
Greycliff Partners            Fried, Frank, Harris, Shriver
89 Headquarters Plaza           & Jacobson
Morristown, New Jersey 07960  One New York Plaza
                              New York, New York 10004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       December 14, 1994

     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid within this statement. [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting a beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 24 Pages

CUSIP No.  118902105              13D               Page  2  of 24 Pages

1   NAME OF REPORTING PERSON

                GREYCLIFF PARTNERS

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[x]
                                                                 (b)[ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS
                N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO
    ITEMS 2(a) OR 2(b)                                               [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                NEW JERSEY

               7   SOLE VOTING POWER
  NUMBER OF                 - 0 -
   SHARES
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH                    1,160,979
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH                     - 0 -

              10   SHARED DISPOSITIVE POWER
                            1,160,979

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,160,979

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHAR
                                                                    [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   11.4%
           (based on 10,170,143 shares outstanding on December 14, 1994)

14   TYPE OF REPORTING PERSON
                IA, PA

Page 2 of 24 Pages

CUSIP No.  118902105              13D               Page  3  of 24 Pages

1   NAME OF REPORTING PERSON

                MIKAEL SALOVAARA

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[x]
                                                                 (b)[ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS
                N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO
ITEMS 2(a) OR 2(b)                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.

               7   SOLE VOTING POWER
  NUMBER OF                 - 0 -
   SHARES
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH                    1,160,979
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH                     - 0 -

              10   SHARED DISPOSITIVE POWER
                            1,160,979

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,160,979

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   11.4%
      (based on 10,170,143 shares outstanding on December 14, 1994)

14   TYPE OF REPORTING PERSON
                IN

Page 3 of 24 Pages

CUSIP No.  118902105              13D               Page  4  of 24 Pages

1   NAME OF REPORTING PERSON

                ALFRED C. ECKERT, III

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[x]
                                                                  (b)[ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS
                N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO
ITEMS 2(a) OR 2(b)                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.

               7   SOLE VOTING POWER
  NUMBER OF                 - 0 -
   SHARES
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH                    1,160,979
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH                     - 0 -

              10   SHARED DISPOSITIVE POWER
                            1,160,979

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,160,979

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   11.4%
   (based on 10,170,143 shares outstanding on December 14, 1994)

14   TYPE OF REPORTING PERSON
                IN

Page 4 of 24 Pages

CUSIP No.  118902105              13D               Page  5  of 24 Pages

1   NAME OF REPORTING PERSON

                SOUTH STREET CORPORATE RECOVERY FUND I, L.P.

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[x]
                                                                  (b)[ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS
          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO
ITEMS 2(a) OR 2(b)                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE

               7   SOLE VOTING POWER
  NUMBER OF                 - 0 -
   SHARES
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH                    914,908
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH                     - 0 -

              10   SHARED DISPOSITIVE POWER
                            914,908

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                914,908

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   9.0%
      (based on 10,170,143 shares outstanding on December 14, 1994)

14   TYPE OF REPORTING PERSON
                PN

Page 5 of 24 Pages

CUSIP No.  118902105              13D               Page  6  of 24 Pages

1   NAME OF REPORTING PERSON

                SSP ADVISERS, L.P.

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[x]
                                                                  (b)[ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

                N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO
ITEMS 2(a) OR 2(b)                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE

               7   SOLE VOTING POWER
  NUMBER OF                 - 0 -
   SHARES
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH                    914,908
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH                     - 0 -

              10   SHARED DISPOSITIVE POWER
                            914,908

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                914,908

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   4.0%
      (based on 10,170,143 shares outstanding on December 14, 1994)

14   TYPE OF REPORTING PERSON
                PN

Page 6 of 24 Pages

CUSIP No.  118902105              13D               Page  7  of 24 Pages

1   NAME OF REPORTING PERSON

                SOUTH STREET LEVERAGED CORPORATE RECOVERY FUND, L.P.

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[x]
                                                                  (b)[ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS
                00
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO
ITEMS 2(a) OR 2(b)                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE

               7   SOLE VOTING POWER
  NUMBER OF                 - 0 -
   SHARES
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH                    223,297
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH                     - 0 -

              10   SHARED DISPOSITIVE POWER
                            223,297

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                223,297

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

                                                                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   2.2%
      (based on 10,170,143 shares outstanding on December 14, 1994)

14   TYPE OF REPORTING PERSON
                PN

Page 7 of 24 Pages

CUSIP No.  118902105              13D               Page  8  of 24 Pages

1   NAME OF REPORTING PERSON

                SSP PARTNERS, L.P.

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[x]
                                                                  (b)[ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS
                N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO
ITEMS 2(a) OR 2(b)                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE

               7   SOLE VOTING POWER
  NUMBER OF                 - 0 -
   SHARES
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH                    223,297
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH                     - 0 -

              10   SHARED DISPOSITIVE POWER
                            223,297

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                223,297

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   2.2%
      (based on 10,170,143 shares outstanding on December 14, 1994)

14   TYPE OF REPORTING PERSON
                PN

Page 8 of 24 Pages

CUSIP No.  118902105              13D               Page  9  of 24 Pages

1   NAME OF REPORTING PERSON

                SSP, INC.

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[x]
                                                                  (b)[ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS
                N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO
ITEMS 2(a) OR 2(b)                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE

               7   SOLE VOTING POWER
  NUMBER OF                 - 0 -
   SHARES
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH                    1,138,205
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH                     - 0 -

              10   SHARED DISPOSITIVE POWER
                            1,138,205

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,138,205

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   11.2%
      (based on 10,170,143 shares outstanding on December 14, 1994)

14   TYPE OF REPORTING PERSON
                CO

Page 9 of 24 Pages

CUSIP No.  118902105              13D               Page  10 of 24 Pages

1   NAME OF REPORTING PERSON

            SOUTH STREET CORPORATE RECOVERY FUND I (INTERNATIONAL), L.P.

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[x]
                                                                  (b)[ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS
                00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO
ITEMS 2(a) OR 2(b)                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                BRITISH WEST INDIES

               7   SOLE VOTING POWER
  NUMBER OF                 - 0 -
   SHARES
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH                    22,774
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH                     - 0 -

              10   SHARED DISPOSITIVE POWER
                            22,774

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                22,774

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   0.2%
      (based on 10,170,143 shares outstanding on December 14, 1994)

14   TYPE OF REPORTING PERSON
                PN

Page 10 of 24 Pages

CUSIP No.  118902105              13D               Page  11 of 24 Pages

1   NAME OF REPORTING PERSON

                SSP INTERNATIONAL PARTNERS, L.P.

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[x]
                                                                  (b)[ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS
                N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO
ITEMS 2(a) OR 2(b)                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE

               7   SOLE VOTING POWER
  NUMBER OF                 - 0 -
   SHARES
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH                    22,774
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH                     - 0 -

              10   SHARED DISPOSITIVE POWER
                            22,774

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                22,774

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   0.2%
      (based on 10,170,143 shares outstanding on December 14, 1994)

14   TYPE OF REPORTING PERSON
                PN

Page 11 of 24 Pages

CUSIP No.  118902105              13D               Page  12 of 24 Pages

1   NAME OF REPORTING PERSON

                SSP INTERNATIONAL, INC.

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[x]
                                                                  (b)[ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS
                N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO
ITEMS 2(a) OR 2(b)                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE

               7   SOLE VOTING POWER
  NUMBER OF                 - 0 -
   SHARES
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH                    22,774
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH                     - 0 -

              10   SHARED DISPOSITIVE POWER
                            22,774

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                22,774

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   0.2%
      (based on 10,170,143 shares outstanding on December 14, 1994)

14   TYPE OF REPORTING PERSON
                CO

Page 12 of 24 Pages

Item 1.   Security and Issuer.

            This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Bucyrus-Erie Company (the "Issuer"). The address of the principal executive offices of the Issuer is 1100 Milwaukee Avenue, South Milwaukee, Wisconsin 53172.

Item 2.   Identity and Background.

(a), (b), (c) and (f)

            Greycliff Partners is a New Jersey general partnership with its principal place of business located at 89 Headquarters Plaza, Morristown, New Jersey 07960, the principal business of which is the management of investment funds. Greycliff Partners is the investment advisor to each of the South Street Leveraged Corporate Recovery Fund, L.P.; the South Street Corporate Recovery Fund I, L.P. and the South Street Corporate Recovery Fund I (International), L.P. Mikael Salovaara and Alfred C. Eckert, III are signatories to the Greycliff Partners partnership agreement which provides that Messrs. Salovaara and Eckert are the sole general partners in Greycliff Partners. Messrs. Salovaara and Eckert are currently engaged in litigation relating to, among other things, their duties and responsibilities under the Greycliff Partners' partnership agreement.

            South Street Leveraged Corporate Recovery Fund, L.P., a Delaware limited partnership, with its principal place of business at 3801 Kennett Pike, Suite D300, Wilmington, Delaware 19807 is principally involved in investments in securities of persons in monetary default on their obligations or the long-term debt of which trade in excess of 1000 basis points over U.S. Treasury Securities of comparably weighted average lives ("Recovery Securities") and interim investments.

            SSP Partners, L.P., a Delaware limited partnership with its principal place of business at 3801 Kennett Pike, Suite D300, Wilmington, Delaware 19807 is the general partner of South Street Leveraged Corporate Recovery Fund, L.P. The principal business of SSP Partners, L.P. is to act as the general partner of South Street Leveraged Corporate Recovery Fund, L.P. and other investment funds.

            SSP, Inc., a Delaware corporation, the executive officers and directors of which are listed below, with its principal place of business at 3801 Kennett Pike, Suite D300, Wilmington, Delaware 19807 is the general partner of SSP Partners, L.P. The principal business of SSP, Inc. is to act as general partner for SSP Partners L.P. and SSP Advisers, L.P.

Page 13 of 24 Pages

            Mikael Salovaara, a natural person and U.S. citizen whose principal business address is 89 Headquarters Plaza, Morristown, New Jersey 07960 is a 50% shareholder, each of SSP, Inc. and SSP International, Inc. He is a senior managing director of The Blackstone Group, a mercant banking firm. His principal business is merchant banking and the management of investment funds.

            Alfred C. Eckert, III, a natural person and U.S. citizen whose principal business address is 89 Headquarters Plaza, Morristown, New Jersey 07960 is a 50% shareholder and a director of each of SSP, Inc. and SSP International, Inc. He is the president and a director of Greenwich Street Capital Partners, Inc., a private equity fund. His principal business is the management of investment funds.

            Denise and Gary Hindes, natural persons and U.S. citizens whose principal business address is SSP, Inc., 3801 Kennett Pike, Suite D300, Wilmington, Delaware 19807 are directors of SSP, Inc. Denise Hindes is also the president of SSP, Inc. Their principal business is money management and investing.

            South Street Corporate Recovery Fund I, L.P., a Delaware limited partnership, with its principal place of business at 3801 Kennett Pike, Suite D300, Wilmington, Delaware 19807 is principally involved in investments in Recovery Securities and interim investments.

            SSP Advisers, L.P., a Delaware limited partnership with its principal place of business at 3801 Kennett Pike, Suite D300, Wilmington, Delaware 19807 is the general partner of South Street
Corporate Recovery Fund I, L.P. The principal business of SSP Partners, L.P. is to act as the general partner of South Street Corporate Recovery Fund I, L.P. and other investment funds.

            South Street Corporate Recovery Fund I (International), L.P., a Grand Cayman limited partnership, with registered offices in care of Caledonian Bank & Trust Limited, Caledonian House, P.O. Box 1043, George Town, Grand Cayman, B.W. I. is principally involved in investments in Recovery Securities and interim investments.

            SSP International Partners, L.P., a Grand Cayman limited partnership with with registered offices in care of Caledonian Bank & Trust Limited, Caledonian House, P.O. Box 1043, George Town, Grand Cayman, B.W. I. is the general partner of South Street Corporate Recovery Fund I (International), L.P. The principal business of SSP International Partners, L.P. is to act as the general partner of South Street Corporate Recovery Fund I (International), L.P. and other investment funds.

            SSP International, Inc., a Grand Cayman corporation, the executive officers and directors of which are listed above, with registered offices in care of Caledonian Bank & Trust Limited, Caledonian House, P.O. Box 1043, George Town, Grand Cayman,

Page 14 of 24 Pages

B.W. I. is the general partner of SSP International Partners, L.P. The principal business of SSP International, Inc. is to act as general partner for SSP International Partners L.P.

            Greycliff Partners; Mikael Salovaara; Alfred C. Eckert, III; South Street Corporate Recovery Fund I, L.P.; SSP Partners, L.P.; SSP, Inc.; South Street Leveraged Corporate Recovery Fund, L.P.; SSP Advisers, L.P.; South Street Corporate Recovery Fund I (International), L.P.; SSP International Partners, L.P. and SSP International, Inc. are sometimes hereinafter collectively referred to as the "Reporting Persons." South Street Leveraged Corporate Recovery Fund, L.P. South Street Corporate Recovery Fund I, L.P. and South Street Corporate Recovery Fund I (International), L.P. are sometimes hereinafter collectively referred to as the "South Street Entities."

(d) and (e)

            None of the Reporting Persons; nor, to the bestt knowledge of the Reporting Persons, any executive officer or director of either of the incorporated Reporting Persons or general partner of the partnerships has, during the last five years, been convicted in criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree or final order in respect of federal or state securities laws.

Item 3.   Source and Amount of Funds or Other Consideration.

            On February 18, 1994, each of the Issuer and its parent, B-E Holdings, Inc. ("Holdings"), filed petitions for relief under Chapter 11 of the Federal Bankruptcy Code with the United States Bankruptcy Court, Eastern District of Wisconsin (the "Bankruptcy Court"). The Second Amended Joint Plan of Reorganization of Holdings and the Issuer dated September 19, 1994, as modified December 1, 1994, (the "Plan"), was confirmed on December 1, 1994 by the Bankruptcy Court.

            Pursuant to Sections 3.08, 3.09 and 3.13 of the Plan the proofs of claim filed on behalf of South Street Leveraged Corporate Recovery Fund, L.P., South Street Corporate Recovery Fund I, L.P. and South Street Corporate Recovery Fund I (International), L.P. as the holders of approximately $2.5, $10.2 and $0.3 million principal amount of Bucyrus-Erie 10% Senior Notes due 1996; $2.9, $11.7 and $0.3 million principal amount of Bucyrus-Erie Resettable Senior Notes due January 1, 1996 and $0.1, $0.4 and $0.0 million principal amount of B-E Holdings Series A 12.5% Senior Debentures due September 15, 2002, respectively, were classified as Class 4A, 4B and 6 Claims respectively (Sections 3.08, 3.09 and 3.13). Pursuant to Sections 3.08, 3.09 and 3.13 of the Plan, on or as soon as practicable after the effective date of the Plan, as the holders of the allowed Class 4A, 4B and 6 Claims, South Street Leveraged Corporate Recovery Fund L.P., South Street Corporate Recovery Fund I, L.P. and South Street Corporate Recovery Fund I (International), L.P. became entitled to receive, in full and final satisfaction of such claims 223,297, 914,908 and 22,774 shares of Common Stock.

Page 15 of 24 Pages

            Pursuant to Section 7.02 of the Plan, Common Stock to be issued under the Plan is deemed to be issued as of the effective date of the Plan regardless of the date on which Common Stock is actually dated, authenticated or distributed.

            The investments in the Bucyrus-Erie 10% Senior Notes due 1996, the Bucyrus-Erie Resettable Senior Notes due January 1, 1996 and the B-E Holdings Series A 12.5% Senior Debentures due September 15, 2002 were purchased with the South Street Entities' investment funds.

Item 4.   Purpose of Transaction.

            Except as otherwise described herein, the South Street Entities acquired the shares of Common Stock described in Item 5 below for investment purposes.

            Although the Reporting Persons may in the future seek in open market or privately negotiated transactions, to acquire additional shares of Common Stock or to dispose of all or a portion of Common Stock covered by this statement, the Reporting Persons presently do not intend to acquire additional shares of Common Stock in the open market or through privately negotiated transactions. At the current time the shares of Common Stock beneficially owned by the South Street Entities are in escrow pursuant to an agreement by and between the South Street Entities and Jackson National Life Insurance Company ("Jackson"). This agreement was a result of an objection made by Jackson to the distribution of stock to the South Street Entities under the Plan. Consequently until the Bankruptcy Court or other court of competent jurisdiction enters an order releasing the Common Stock from such escrow, none of the Reporting Persons is currently able to dispose, or direct the disposition, of any of the Common Stock beneficially owned by the South Street Entities. Once the Common Stock is released from escrow, the Reporting Persons may from time to time consider or discuss with third parties the disposition of some or all of the shares of Common Stock. In making any decision whether to acquire or dispose of shares of Common Stock, the Reporting Persons will consider various factors, including, among other things, the Issuer's financial condition, business and prospects, the price at which such securities are trading, corporate governance issues and the nature of other opportunities available.

Item 5.   Interest in Securities of the Issuer.

            (a) Items 1, 2, 11 and 13 of pages 2 through 12 hereof are incorporated herein by reference.

            Except as set forth herein none of the Reporting Persons; nor, to the knowledge of the Reporting Persons, any executive officer or director of the incorporated entities or any general partner of the partnerships is the beneficial owner of any shares of Common Stock.

Page 16 of 24 Pages

            (b) Items 1, 2, 7, 8, 9 and 10 of pages 2 through 12 hereof are incorporated herein by reference.

            As manager of each of the South Street Entities, Greycliff Partners and its general partners have the power both to vote and, subject to release from the escrow described in Item 4 above, dispose of the shares of Common Stock beneficially owned by the South Street
Entities.

            (c) None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any executive officer or director of the incorporated entities or any general partner of the partnerships has conducted any transaction in the Common Stock during the past sixty days.

            (d) Pursuant to the terms of the limited partnership agreements of each of the South Street Entities, the limited partners of each of the South Street Entities have the right to receive any dividends in respect of, or proceeds of sales of, the Common Stock in proportion to their partnership interests, subject to certain allocations to the general partners, in each of the South Street
Entities.

            (e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

            On the Effective Date pursuant to the Plan, the Issuer issued an aggregate principal amount of $52,072,000 of Secured Notes due December 14, 1999 to the South Street Entities (representing substantially all the long-term debt of the Issuer - $53,169,481 at December 31, 1994) in exchange for notes previously held by the South Street Entities and the Issuer's obligations under a sale and leaseback financing arrangement. Interest on the Secured Notes due December 14, 1999 accrues at a rate of 10.5% per annum until December 14, 1995. Thereafter, interest accrues at a rate of 10.5% per annum, if paid in cash, or 13.0% per annum, if paid in kind.

            Pursuant to the Plan, the Issuer entered into the New Bucyrus Registration Rights Agreement (as defined in Section 1.094 of the Plan), which provides for certain registration and related rights of the holders of an aggregate of 1,000,000 or more shares of the Common Stock distributed pursuant to the Plan. The South Street Entities are entitled to rights under such agreement by reason of being the holders of an aggregate of more than 1,000,000 shares of the Common Stock distributed pursuant to the Plan.

            Other than the Secured Notes and indenture relating thereto and the Registration Rights Agreement, discussed above, none of the Reporting Persons, nor, to the best of the knowledge of the Reporting Persons, any executive officers or directors of

Page 17 of 24 Pages
either of the incorporated entities or general partners of the partnerships, has entered into any contract, arrangement, understanding or relationship with respect to Securities of the Issuer.

Item 7.   Material To Be Filed As Exhibits.

            The following are filed as Exhibits:

            Exhibit A   Joint Filing Agreement among the Reporting
Persons
                        dated as of June ___, 1995.

Page 18 of 24 Pages

                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   June 15, 1995


                             GREYCLIFF PARTNERS


                             BY:  /s/Mikael Salovaara
                                   Name: Mikael Salovaara
                                   Title: Partner


                             MIKAEL SALOVAARA

                             /s/Mikael Salovaara
                             Mikael Salovaara



                             ALFRED C. ECKERT, III

                             /s/Alfred C. Eckert, III
                             Alfred C. Eckert, III



                             SOUTH STREET LEVERAGED
                             CORPORATE RECOVERY FUND, L.P.


                       BY:   /s/Denise T. Hindes
                             Name:  Denise T. Hindes
                             Title: President, SSP., Inc.
                                    General Partner of General Partner
Page 19 of 24 Pages

                             SOUTH STREET CORPORATE
                             RECOVERY FUND I, L.P.


                       BY:   /s/Denise T. Hindes
                             Name:  Denise T. Hindes
                             Title: President, SSP., Inc.
                                    General Partner of General Partner


                             SOUTH STREET CORPORATE
                             RECOVERY FUND I
                             (INTERNATIONAL), L.P.


                            BY:   /s/Mikael Salovaara
                                  Name: Mikael Salovaara
                                        For the General Partner,
                                        SSP International Partners, L.P.


                             SSP ADVISERS, L.P.


                       BY:   /s/Denise T. Hindes
                             Name:  Denise T. Hindes
                             Title: President, SSP., Inc.
                                    General Partner of General Partner


                             SSP PARTNERS, L.P.


                       BY:   /s/Denise T. Hindes
                             Name:  Denise T. Hindes
                             Title: President, SSP., Inc.
                                    General Partner of General Partner


                             SSP, INC.


                             BY:   /s/Denise T. Hindes
                                   Name:  Denise T. Hindes
                                   Title: President

Page 20 of 24 Pages

                             SSP INTERNATIONAL PARTNERS, L.P.


                            BY:   /s/Mikael Salovaara
                                  Name: Mikael Salovaara
                                        For the General Partner,
                                        SSP International Partners, L.P.


                             SSP INTERNATIONAL, INC.


                            BY:   /s/Mikael Salovaara
                                  Name: Mikael Salovaara
                                        Principal and Director

Page 21 of 24 Pages

                                                               EXHIBIT A

                            JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $0.01 value per share, of Bucyrus-Erie Company, and that this Agreement be included as an Exhibit to such joint filing.
This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

            IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 15th day of June, 1995.

                             GREYCLIFF PARTNERS


                            BY:   /s/Mikael Salovaara
                                  Name: Mikael Salovaara
                                  Title: Partner



                             MIKAEL SALOVAARA


                             /s/Mikael Salovaara
                             Mikael Salovaara



                             ALFRED C. ECKERT, III


                             /s/Alfred C. Eckert, III
                             Alfred C. Eckert, III

Page 22 of 24 Pages

                             SOUTH STREET LEVERAGED
                             CORPORATE RECOVERY FUND, L.P.


                       BY:   /s/Denise T. Hindes
                             Name:  Denise T. Hindes
                             Title: President, SSP., Inc.
                                    General Partner of General Partner


                             SOUTH STREET CORPORATE
                             RECOVERY FUND I, L.P.


                       BY:   /s/Denise T. Hindes
                             Name:  Denise T. Hindes
                             Title: President, SSP., Inc.
                                    General Partner of General Partner


                             SOUTH STREET CORPORATE
                             RECOVERY FUND I
                             (INTERNATIONAL), L.P.


                            BY:   /s/Mikael Salovaara
                                  Name: Mikael Salovaara
                                        For the General Partner,
                                        SSP International Partners, L.P.


                             SSP ADVISERS, L.P.


                       BY:   /s/Denise T. Hindes
                             Name:  Denise T. Hindes
                             Title: President, SSP., Inc.
                                    General Partner of General Partner


                             SSP PARTNERS, L.P.


                       BY:   /s/Denise T. Hindes
                             Name:  Denise T. Hindes
                             Title: President, SSP., Inc.
                                    General Partner of General Partner

Page 23 of 24 Pages

                             SSP, INC.


                             BY:   /s/Denise T. Hindes
                                   Name:  Denise T. Hindes
                                   Title: President


                             SSP INTERNATIONAL PARTNERS, L.P.


                            BY:   /s/Mikael Salovaara
                                  Name: Mikael Salovaara
                                        For the General Partner,
                                        SSP International Partners, L.P.


                             SSP INTERNATIONAL, INC.


                            BY:   /s/Mikael Salovaara
                                  Name: Mikael Salovaara
                                        Principal and Director

Page 24 of 24 Pages